

June 28, 2011

Via E-mail
Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT   84121

      **Re:**    **Overstock.com, Inc.**
              **Form 10-Q for the Quarterly Period Ended September 30, 2010**
              **Filed October 29, 2010**
              **File No.  000-49799**

Dear Mr. Chesnut:

      We have reviewed your response dated June 9, 2011 and have the following additional comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2010
2. Accounting Policies, page 7
Sales returns allowance, page 12

1. We read your response to our prior comment one and your proposed disclosure with regard to the reduction in your allowance for sales returns in the fourth quarter of 2009 which is now $3 million.  We do not believe your proposed disclosure you intend to make in the Form 10-Q for the quarter ended June 30, 2011 is fully transparent in describing the key changes made to your processes and systems in 2008 and 2009 or the high return allowance at December 31, 2007.  In this regard, please ensure your disclosure prominently addresses the following in addition to what you currently propose:

   - Please specifically state you had a change in estimate during the fourth quarter of fiscal 2009 and indicate GAAP supports accounting for changes in estimates on a prospective basis, and provide the full disclosures set forth in FASB ASC 250-10-50-4.  Further, please quantify the effect of the reduction in your allowance on your fiscal 2009 full year results.

- Discuss the specific reasons for the change in estimate in the fourth quarter of 2009.

- Disclose the time period over which your actual returns have differed significantly from your estimates and discuss the improvements you have made to refine your estimates. In this regard, please address the difference between your estimated and actual returns at December 31, 2007, 2008 and 2009.

Please show us what your proposed disclosures will look like.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding this comment on the financial statements and related matters.  Please contact me at 202-551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief